United States securities and exchange commission logo





                                August 12, 2020

       Robert Clark
       Chairman of the Board
       Kona Gold Solutions, Inc.
       746 North Drive, Suite A
       Melbourne, Florida 32934

                                                        Re: Kona Gold
Solutions, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 16, 2020
                                                            File No. 333-239883

       Dear Mr. Clark:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed July 16, 2020

       General

   1. In a PIPE transaction, a registered resale of securities is permitted where the investor is irrevocably bound to
purchase a set number of securities for a set purchase price that is not based on a market
price or a fluctuating ratio. In addition, there can be no conditions that an investor can
cause not to be satisfied, including conditions related to market price of the securities or
investor   s satisfactory completion of its due diligence requirements. It appears that the
debentures and warrants are convertible into common stock at a formula that is tied to your
market price. Also, It appears that the investor is not irrevocably bound to purchase the
convertible debentures. Without limitation, we refer to: (1) Sections
                                                        8(a)(v), (vi), (viii),
8(b)(ii) and (vi) and 8(c)(vi) of the Securities Purchase Agreement that the company shall
provide the investor documents in a form satisfactory to the investor;
 Robert Clark
FirstName
Kona Gold LastNameRobert
           Solutions, Inc. Clark
Comapany
August 12, NameKona
           2020        Gold Solutions, Inc.
August
Page 2 12, 2020 Page 2
FirstName LastName
         (2) Section 8(c)(vii) that following effectiveness of the registration statement, the investor will purchase the third debenture provided your common stock is trading at a price per share of $0.03 or greater; and (3) Section 12(a) that the investor may assign their rights under the agreement. Accordingly, please withdraw your current registration statement and refile a new registration statement, along with an amended Securities Purchase
         Agreement, Secured Convertible Debenture and Warrant, if applicable, or provide us with your analysis as to your eligibility to register the resale of the common stock underlying the convertible debentures and warrants at this time. For guidance, refer to Question
         139.11 of the Division of Corporation Finance's Securities Act Sections Compliance and
         Disclosure Interpretations which can be found on the Commission's web site.
2. If you intended to register the common stock as if the transaction is an indirect primary offering, you are not eligible to do so as you are not eligible to use Form S-3 and, therefore, may not offer shares at market prices, as your prospectus cover page and Plan of
         Distribution seem to contemplate, as this would be inconsistent with Rule 415(a)(4). Refer to Question 139.11 of the Securities Act Sections Compliance and Disclosure
         Interpretations.
General Comment, page ii

3. We note from footnote (1) to your fee table that you are registering for resale an indeterminate number of shares of common stock. Please note that you may not rely on
         Rule 416 to register for resale an indeterminate number of shares that you may issue under a conversion formula. Revise your filing to register for resale the maximum number of shares that you think you may issue upon conversion, based on a good-faith estimate and, if the estimate turns out to be insufficient, the company must file a new registration statement to register the additional shares for resale. For guidance, refer to Question
         213.02 of the Division of Corporation Finance's Securities Act Rules Compliance and
         Disclosure Interpretations which can be found on the Commission's web site.
Facing Page

4. We note that you checked the box on the facing page of the registration statement to
         indicate that you are an    Emerging growth company.    Please revise
your prospectus to:

             Describe how and when a company may lose emerging growth company status;

             Briefly describe the various exemptions that are available to you, such as an exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14(a) and (b) of the
         Securities Exchange Act of 1934;

             State your election under Section 107(b) of the JOBS Act;

             If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
 Robert Clark
FirstName
Kona Gold LastNameRobert
           Solutions, Inc. Clark
Comapany
August 12, NameKona
           2020        Gold Solutions, Inc.
August
Page 3 12, 2020 Page 3
FirstName LastName

              If you have elected to avail yourself of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.
5. Please tell us how the number of shares issuable upon conversion of the debentures registered for resale represents a good-faith estimate of the shares that you will issue.
6. Please clarify whether the adjustment provision for the debentures and warrant mentioned on page 3 will be adjusted if you issue additional shares of your common stock or common stock equivalents to the investor or its affiliates at a price lower than the then current conversion price and exercise price of the debentures and warrant respectively.
Cover Page

7. Please disclose, if true, that this is the initial public offering of your common stock.
Company Overview, page 1

8. Please revise the disclosure on page 1 to discuss, if material, the terms of the agreement to acquire Gold Leaf Distribution LLC in January 2019. Also, tell us the status of the acquisition of Flo Beverages LLC mentioned in your February 13, 2020 press release on your website, including the specific actions you have taken regarding the acquisition since the date of the press release.
We have incurred losses in recent years and may never achieve or maintain profitability, page 5

9. You disclose that you had an accumulated deficit of $1,990,976, $1,202,193 and
         $2,264,412 as of December 31, 2019, December 31, 2018 and March 31,
2020,
         respectively. Based on the face of your balance sheets, it appears you actually had an accumulated deficit of $6,154,441, $4,368,420 and $6,746,377 as of
December 31, 2019,
         December 31, 2018 and March 31, 2020, respectively. Please revise your disclosure and ensure the amounts disclosed here agree to the amounts presented on the face of your balance sheets.
Cautionary Note Regarding Forward-Looking Statements, page 22

10. Please delete the reference to Section 27A of the Securities Act or explain why you believe your statement falls under the safe harbor provision. Description of Securities, page 26

11. Given that you have 4,000,000 shares of Series A preferred stock issued and outstanding
 Robert Clark
FirstName
Kona Gold LastNameRobert
           Solutions, Inc. Clark
Comapany
August 12, NameKona
           2020        Gold Solutions, Inc.
August
Page 4 12, 2020 Page 4
FirstName LastName
         at December 31, 2019 and March 31, 2020, please enhance your disclosure to discuss your
         Series A preferred stock in a manner similar to your disclosure related to your Series B, C and D preferred stock on page 27.
Market Information, page 32

12. Please disclose when your common stock was approved for trading on the OTCQB.
Description of the Business, page 33

13. We note the disclosure on pages F-17 and F-37 that the company issued 20 million shares of common stock to Ryan Medico in connection with an agreement and 14,860,346 shares issued to Mr. Medico were forfeited and cancelled. Please expand the appropriate section to clarify your relationship with Mr. Medico in view of references to your "contractor agreement" and "professional services agreement" with him mentioned on pages F-17 and
         F-37, respectively, and the statement in your press release dated March 31, 2016 on your website that the company "has hired Mr. Ryan Medico as its new CFO."
14. We note that you mention in your press releases dated August 3, 2017 and September 25,
         2017 on your website that the company "recently entered a Strategic Alliance Agreement"
         and "[y]our partnership" with Elev8 Brands, Inc., respectively. Please expand the appropriate section to disclose the material terms of the Strategic Alliance Agreement and partnership and file as exhibits the agreements.
Raw Materials and Suppliers, page 36

15. We note your disclosure in Note 15 on page F-20 and in Note 16 on page F-40. Please address in this section your dependence on a limited number of vendors as appropriate.
Management's Discussion and Analysis, page 42

16. We note your disclosure on page F-19 that "many contracts will come to fruition and product launches are currently scheduled to occur" and the company "anticipates having a revenue projection of $6 to $8 million for the year ended December 31, 2020." Given the stage of development of your products and business, tell us how you were able to determine projected revenue for the year ended December 31, 2020. In addition, tell why you believe it is appropriate to present only revenue. For guidance, see Item 10(b)(2) of
         Regulation S-K regarding disclosures accompanying projections, disclosures of revenue without a measure of income, and the basis for projections.
Results of Operations, page 43

17. You disclose on page 43 that you expect cost of sales to decrease as a direct correlation to increases in sales; however, you disclose on page 45 that you expect cost of sales to increase as a direct correlation to increases in sales. Given that these statements appear to contradict each other, please enhance your disclosure to provide further clarification.
 Robert Clark
FirstName
Kona Gold LastNameRobert
           Solutions, Inc. Clark
Comapany
August 12, NameKona
           2020        Gold Solutions, Inc.
August
Page 5 12, 2020 Page 5
FirstName LastName
18. Please revise your disclosure on page 44 and page F-19 to state that you incurred a net loss of $1,029,105 for the three months ended March 31, 2020. Currently, you disclose that you incurred a net loss of $354,506. Please also revise the amount of the increase in net loss that you incurred for the three months ended March 31, 2020 as compared to the three months ended March 31, 2019.
19. You disclose on page 45 that the increase in SG&A expenses was primarily due to a 40%
         increase in professional fees, a 38% increase in salaries and wages, and a 6% increase in advertising and promotion fees; however, you disclose on page 46 that professional fees increased 79%, salaries and wages experienced an infinite increase, and advertising and promotion fees increased 79%. We further note, given the amounts disclosed on page 46, it appears that professional fees actually increased 374% and advertising and promotion fees increased 372%. Please revise your disclosure to ensure that the related amounts are disclosed consistently and accurately.
Off-Balance Sheet Arrangements, page 47

20. We note the acquisition in October 2016 mentioned in this section and the reference in the press release dated June 8, 2016 on your website to the acquisition of Elev8 Hemp, LLC.
         Please expand the disclosure in the appropriate section to discuss the acquisition, such as material terms of the acquisition, when the company acquired Elev8 Hemp, LLC and who sold Elev8 Hemp LLC to the company.
21. We note your disclosure in this section that on April 14, 2018 the board declared a dividend to your stockholders of shares of common stock of Branded Legacy. Please tell us the exemption you relied upon to issue the common stock for the dividend.
Critical Accounting Policies, page 48

22. You disclose on page 50 that you had a balance in accrued stock-based compensation at
         December 31, 2019 and 2018 of $1,386,500 and $1,200,000, respectively.
Additionally,
         you disclose that you had a balance in accrued stock-based compensation at March 31,
         2020 and 2019 of $1,386,500 and $1,200,000, respectively. Please confirm that these
         amounts for each period presented are accurate.
Management, page 52

23. Please revise Mr. Clark's business experience to include his work experience as President at Elev8 Brands Inc. See Item 401(e) of Regulation S-K.
Security Ownership of Certain Beneficial Owners and Management, page 59

24. Please tell us whether Matthew Nicoletti and Quantum Capital Group LLC are beneficial owners of more than 5% of your common stock. In this regard, we note that you state on pages II-2 through II-5 the number of shares of common stock issued to them; however,
         Matthew Nicoletti and Quantum are not mentioned in the table on page
59.
 Robert Clark
FirstName
Kona Gold LastNameRobert
           Solutions, Inc. Clark
Comapany
August 12, NameKona
           2020        Gold Solutions, Inc.
August
Page 6 12, 2020 Page 6
FirstName LastName
25. Please revise to explain your statement: (1) on page II-3 that you entered into an agreement with Mr. Nicoletti in April 2018 for the sale and issuance of up to 106,000 shares of Series C Preferred Stock; and (2) on page II-5 that you issued shares of common stock to Quantum in July 2019 in connection with the conversion of 106,000 shares of
         Series C Preferred Stock.
26. We note the disclosure on page 60 about shares issued to Mr. Clark that he returned to you
         "with the understanding that the shares would be re-issued to Mr. Clark in the future." Please disclose: (1) when you issued the shares to Mr. Clark and when he returned the shares; (2) the consideration, if any, exchanged in connection with the issuance and return of the shares; (3) the business reasons for returning the shares; and (4) the factors to be considered in determining when to re-issue the shares to Mr. Clark. Also, file the written agreement concerning the return and re-issuance of the shares. If the agreement is an oral contract, say so clearly in your disclosure and file a written description of the agreement. For guidance, refer to Question 146.04 of the Division of Corporation
         Finance's Regulation S-K Compliance and Disclosure Interpretations which can be found on the Commission's website.
27. Please reconcile the disclosure on page 60 about the return by Mr. Clark of 169,999,860 shares of common stock to you that were accrued with the disclosure in
Note 11 on page
         F-37 about 120 million shares returned to you and accrued.
Certain Relationships and Related Transactions and Director Independence, page
63

28. Please provide the disclosure required by Item 404 of Regulation S-K, such as the related party transactions on January 24, 2018, September 7, 2018 and July 10, 2020 mentioned on pages II-3, II-4 and II-5, respectively. In addition, update the disclosure in this section. We note for example the disclosure on page 63 about outstanding balances as of
         March 31, 2020.
Financial Statements for the Period Ended March 31, 2020, page F-1

29. Please include interim financial statements for the period ended June 30, 2020. Please similarly update your financial information throughout the filing. See Rule 8-08 of
         Regulation S-X.
30. We note your statement that these interim financial statements were not subject to a review by your auditor. When you update your financial statements, please make arrangements for your auditor to review your interim financial statements.
31. We have reviewed your financial statements for the three months ended March 31, 2020 and have the following observations:
             The amounts presented in the December 31, 2019 balance sheet on page F-2 do not
             agree to the amounts presented in the December 31, 2019 balance sheet on page F-22;
             The number of shares of common stock issued and outstanding as of
March 31, 2020
             and December 31, 2019, as presented on page F-2, do not appear to be accurate;
 Robert Clark
FirstName
Kona Gold LastNameRobert
           Solutions, Inc. Clark
Comapany
August 12, NameKona
           2020        Gold Solutions, Inc.
August
Page 7 12, 2020 Page 7
FirstName LastName
               The December 31, 2019 amounts related to common stock, preferred stock, additional paid in capital, accumulated deficit, and total
stockholders    deficit
             presented on page F-4 do not agree to the December 31, 2019 amounts presented on
             page F-2;
             The March 31, 2020 amount of common shares presented on page F-4 does not agree
             to the March 31, 2020 amount of common shares presented on page
F-2;
             Net loss for the three months ended March 31, 2019 as presented on page F-5 does
             not agree to net loss for the three months ended March 31, 2019 as presented on page
             F-3;
             Cash at the beginning of the period as presented in the March 31,
2020 column of
             your cash flows statement on page F-5 does not agree to the
December 31, 2019 cash
             balance as presented on page F-2;
             Your footnote disclosure related to balance sheet items often
refers to    March 31,
             2020, and 2019       For example, you disclose on page F-7 that
the balance of
             allowance for uncollectible accounts as of March 31, 2020, and
2019, is $5,019 and
             $0, respectively.    Please clarify the disclosure in the
footnotes to specifically state
             the balance sheet amounts are as of March 31, 2020 and December
31, 2019;
             You refer to ASU No. 2019-07 on page F-11. Please clarify if you meant to refer to
             ASU No. 2018-07. In addition, given that both ASU No. 2016-02 and
ASU No.
             2018-07 are effective for fiscal years beginning after December
15, 2019, it is not
             clear how the effect of these accounting standards updates has not been determined as
             of March 31, 2020;
             You disclose on page F-19 that you incurred a net loss of $591,936 for the three
             months ended March 31, 2030 instead of March 31, 2020; and
             You disclose on page F-19 that you had a stockholders    deficit
of $1,279,699 as of
             March 31, 2019 instead of December 31, 2019.
         This is not meant to be an all-inclusive list of the significant deficiencies that were noted
         in your interim financial statements. When you update your interim financial statements, please perform a comprehensive review to ensure that the financial statements are presented accurately and in accordance with U.S. GAAP and Regulation
S-X.
32. We note that you entered into a registration rights agreement under which you agreed to register the Conversion Shares and the Warrant Shares. Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.
Financial Statements for the Year Ended December 31, 2019, page F-22

33. We note your disclosure on page 1 that you acquired Gold Leaf Distribution LLC in
         January 2019. We further note your disclosure on page F-32 that you acquired a reporting unit in April 2019. As such, please tell us what consideration you gave to presenting the disclosures required by ASC 805-10-50.
34. Please provide the disclosures required by ASC 280-10-50-21. These should include a
 Robert Clark
FirstName
Kona Gold LastNameRobert
           Solutions, Inc. Clark
Comapany
August 12, NameKona
           2020        Gold Solutions, Inc.
August
Page 8 12, 2020 Page 8
FirstName LastName
         discussion of your internal structure, how you are organized, and whether operating segments have been aggregated. Please also provide in the notes to your financial statements the disclosures required by ASC 280-10-50-40 regarding your different products lines. In this regard, we note your disclosure on page 33 that you have four distinct product lines: hemp-infused energy drinks, CBD-infused energy water, CBD-
         infused high-alkaline H2O, and apparel with your trademark logo.
Note 2 - Summary of Significant Accounting Policies
J. Revenue and Provision for Sales, Returns and Allowances, page F-28

35. We note that you adopted ASC 606 on January 1, 2019. Please help us understand how you have complied with the disclosure requirements set forth in ASC 606-10-50. For
         example, it doesn   t appear that you have provided disclosure of
disaggregated revenues in
         your financial statements as required by ASC 606-10-50-5.
Note 4 - Goodwill and Intangible Asset, page F-32

36. Your disclosure in the table on page F-33 indicates you had goodwill of $61,000 as of
         December 31, 2019. Please revise your table to indicate that you actually had goodwill of
         $0 as of December 31, 2019.
Note 9 - Equity Transactions, page F-35

37.      We have reviewed your disclosure on page F-35 and note the following:
             You disclose here and on page F-15 that you have authorized 4,000,000 shares of
             Series A preferred stock; however, your disclosure on pages F-2 and F-22 states that you have authorized 5,000,000 shares of Series A preferred stock; You disclose that you had 488,000 shares of Series B preferred stock issued and
             outstanding as of December 31, 2019 and 2018; however, your disclosure on page F-
             22 states that you had 488,000 and 1,138,000 shares of Series B preferred stock issued and outstanding as of December 31, 2019 and 2018, respectively; and
             You disclose that you had 55,000 and 0 shares of Series C preferred stock issued and outstanding as of December 31, 2019 and 2018, respectively; however, your disclosure on page F-22 states that you had 0 and 271,000 shares of Series C preferred stock issued and outstanding as of December 31, 2019 and 2018, respectively.
         Please revise your disclosure to correct the above apparent discrepancies.
Note 13 - Commitments and Contingencies, page F-38

38. Please enhance your disclosure here and on page F-19 to provide further information regarding the transactions with Branded Legacy, Inc. Please clarify whether Branded
         Legacy is a related party, and clearly tell us how you have accounted for these transactions.
Note 14 - Going Concern, page F-39
 Robert Clark
FirstName
Kona Gold LastNameRobert
           Solutions, Inc. Clark
Comapany
August 12, NameKona
           2020        Gold Solutions, Inc.
August
Page 9 12, 2020 Page 9
FirstName LastName

39. You disclose on page F-40 that you saw a 1,800% growth in sales in 2019 as compared to
         2018. Please revise your disclosure to state that you actually saw a 960% growth in sales in 2019 as compared to 2018.
Note 16 - Concentrations, page F-40

40. We note your disclosure that one customer accounted for 12%, or $19,471, of the outstanding accounts receivable in 2019. Please clarify how you calculated these amounts, given that your accounts receivable as of December 31, 2019 was $63,073.
Note 17 - Subsequent Events, page F-40

41. Please enhance your disclosure here and on page F-20 to disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC
         855-10-50-1.
Recent Sales of Unregistered Securities, page II-2

42. Please revise this section to comply fully with the Item 701 of Regulation S-K. We note, for example, it does not appear that you have provided the information required by that item with respect to the 140 shares of Series C Preferred Stock mentioned on pages 26 and
         61. As to securities sold otherwise than for cash, state the aggregate amount of consideration received by the registrant and the nature of the consideration, such as describe the services provided and when the services were provided. Exhibits, page II-6

43. Please make arrangements with your auditors to have them also consent to the reference as experts in auditing and accounting on page 63.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Kevin Stertzel,
Senior Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Sherry Haywood, Senior Attorney, at 202-551-3345 with any other questions.
 Robert Clark
Kona Gold Solutions, Inc.
August 12, 2020
Page 10

                                         Sincerely,
FirstName LastNameRobert Clark
                                         Division of Corporation Finance
Comapany NameKona Gold Solutions, Inc.
                                         Office of Manufacturing
August 12, 2020 Page 10
cc:       Alissa K. Lugo, Esq.
FirstName LastName